Exhibit 8
EXCO Resources Special Board Committee Concludes Strategic Review Process
DALLAS, TEXAS Jul 08, 2011 — The Special Committee of the Board of Directors of EXCO Resources, Inc. today announced that it has concluded its review of strategic alternatives to maximize shareholder value which commenced in January 2011.
The Special Committee stated, “We conducted a thorough review of strategic alternatives available to the Company. As that process did not result in a transaction the Special Committee determined is in the best interests of the Company and all of its shareholders, the Special Committee has decided to terminate the process. We appreciate the support and dedication of EXCO’s management team and employees during the review process and look forward to the Company’s continued progress.”
The Special Committee was formed in November 2010 following the receipt of an unsolicited conditional acquisition proposal from EXCO Chairman and CEO Douglas H. Miller to acquire all outstanding EXCO shares for $20.50 per share in cash. In January 2011, the Special Committee announced it was undertaking a comprehensive review of strategic alternatives available to EXCO with the assistance of independent financial and legal advisors. In addition to considering Mr. Miller’s proposal as part of that process, the Special Committee solicited third parties regarding their potential interest in acquiring EXCO and considered other strategic alternatives, including remaining as an independent public company.
In addition to Mr. Miller’s original proposal, on July 6, 2011, Mr. Miller submitted a written proposal for a possible transaction in which he and certain indicated financing sources (who collectively hold a significant minority percentage of EXCO’s outstanding common shares) would acquire by merger an approximately 81% interest in EXCO’s common equity at a stated purchase price of $18.50 per share, with each EXCO shareholder receiving $13.52 per share (or approximately 73% of the purchase price) in cash as well as equity in the post-transaction EXCO with a stated value of $4.98 per share (or approximately 27% of the purchase price), subject to rights of election and pro ration. As part of the financing for the proposed transaction, Mr. Miller’s proposal contemplated the issuance of $300 million of perpetual convertible preferred stock which, if not successfully issued, would result in an adjustment to the cash and stock mix received by EXCO shareholders. Mr. Miller indicated he believed he would likely be able to finance the transaction but he did not provide any financing commitments, nor did his proposal outline the terms by which his potential investors would govern EXCO and what rights and protections would be offered to the remaining publicly held interest in EXCO.
After consultation with its independent financial and legal advisors, the Special Committee determined that its review of strategic alternatives, including its consideration of Mr. Miller’s proposals, has not resulted in any firm proposal or any other proposal that the Special Committee determined was in the best interests of the Company and all of its shareholders. The Special Committee also determined it was not reasonably likely to receive any such proposal in the near term. Accordingly, the Special Committee concluded that it is in the best interests of EXCO and all of its shareholders to terminate the review process at this time.
Barclays Capital Inc. and Evercore Partners have been serving as financial advisors to the Special Committee and Kirkland & Ellis LLP and Jones Day have been providing legal counsel.
About EXCO Resources, Inc.
EXCO Resources, Inc. is an oil and natural gas exploration, exploitation, development and production company headquartered in Dallas, Texas with principal operations in East Texas, North Louisiana, Appalachia and West Texas.
Forward-Looking Statements
This release may contain forward-looking statements relating to future financial results, business expectations and business transactions. Business plans may change as circumstances warrant. Actual results may differ materially from those predicted as a result of factors over which EXCO has no control. Such factors include, but are not limited to: estimates of reserves, commodity price changes, regulatory changes and general economic conditions. These risk factors and additional information are included in EXCO’s reports on file with the Securities and Exchange Commission. Neither EXCO nor the Special Committee undertakes any obligation to publicly update or revise any forward-looking statements.